January 21, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Larry Spirgel, Assistant Director

Re:	SRI/Surgical Express, Inc.

Form 10-K for Fiscal Year Ended December 31, 2009

Form 10-Q for the Quarter Ended June 30, 2010

Form 10-Q for the Quarter Ended September 30, 2010

File No. 001-33858

Dear Mr. Spirgel:

On behalf of SRI/Surgical Express, Inc. (“SRI” or the “Company”), we submit this letter in response to the comments from the staff of the United States Securities and Exchange Commission (the “Staff” or the “SEC”), received by letter dated December 27, 2010 related to SRI’s filings, as noted above (File No. 001-33858). For the convenience of the Staff of the Division of Corporation Finance, the Staff’s comments are repeated below, with SRI’s response to each comment set forth immediately following each comment.

Form 10-K for the year Ended December 31, 2009

Risk Factors, page 8

Failure to comply with certain covenants in our credit facility, page 8

1.	We note that you obtained a waiver from your lender for failure to maintain certain financial ratios. In addition, your lender amended your tangible net worth covenant for future periods. Please tell us whether you expect to satisfy the amended net tangible worth ratio at December 31, 2010.

Response: The Company expects to comply with the amended tangible net worth covenant at December 31, 2010.

12425 Race Track Road  Tampa, FL 33626  Tel 813.891.9550  Fax 813.925.8388  www.srisurgical.com

Securities and Exchange Commission

January 21, 2011

The loss of a significant customer or purchasing organization, page 9

2.	Please disclose the name of the healthcare provider that accounted for approximately 10% of your revenues in 2009, disclose the material terms of your agreement with that provider and file the agreement as an exhibit to the amended Form 10-K.

Response: Rex Healthcare accounted for approximately 10.4% of SRI’s revenues in 2009. In 2010 and in other years, Rex Healthcare has accounted for less than 10% of SRI’s revenues, and in future years, that percentage should continue to decline as our revenues and customer base increase. Item 101(c)(1)(vii) of Regulation S-K provides that names of customers shall be disclosed if sales constituted “10 percent or more of the registrant’s consolidated revenues and the loss of such customer would have a material adverse effect on the registrant and its subsidiaries taken as a whole.” As noted in the above-referenced risk factor, the loss of a substantial portion of SRI’s revenues from GPO hospitals would adversely affect our revenues and results of operations. However, although the loss of Rex Healthcare would impact SRI’s earnings in the short-term, SRI does not believe that the loss of a single healthcare provider would have a material adverse effect on SRI, because it would not threaten SRI’s longer term earnings potential and SRI would be able to continue to sell its products and operate its business.

SRI does not deem any of the terms in its customer agreements with healthcare providers, including Rex Healthcare, to be material within the meaning of Item 601(b)(10) of Regulation S-K because these agreements are entered into in the ordinary course of SRI’s business, and SRI’s business is not substantially dependent upon the continuation of any particular customer agreement. In addition, these customer agreements contain pricing terms only and generally do not contain minimum purchase commitments. Accordingly, SRI does not believe that the customer agreement with Rex Healthcare must be filed as an exhibit to its Form 10-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

General

3.	We note that you changed your agreement with Cardinal Health so that you are now purchasing certain items from them directly rather than on a consignment basis. In your next filing, please provide an analysis of the impact of the change in the agreement on your financial results so that the reader may understand that it is attributable to a different agreement versus other conditions impacting results of operations.

Securities and Exchange Commission

January 21, 2011

Response: The Company will include in future filings an analysis of the impact of the change in the Amended and Restated Supply and Co-Marketing Agreement, dated as of February 1, 2010 (the “Amended Agreement”), on the Company’s financial results.

4.	Please tell us and disclose in future filings here and in the footnotes the amount of the payment received from Cardinal to offset the costs of the closure of your Plant City, Florida facility that was disclosed on page 3. Also, tell us and disclose in future filings here and in the footnotes your basis of reporting for such amount and your rationale under the accounting literature.

Response: Prior to SRI’s entry into the original Supply and Co-Marketing Agreement, dated as of November 26, 2008 (the “Original Agreement” and together with the Amended Agreement, the “Cardinal Agreements”) with Cardinal, SRI assembled its own disposable surgical packs for distribution. Under the terms of the Original Agreement, Cardinal became the exclusive provider of SRI’s disposable packs. As a result, SRI purchases disposable packs from one vendor instead of purchasing disposable components from numerous vendors to assemble the disposable packs.

In accordance with Section 3.14 of the Original Agreement, SRI received payments from Cardinal of $1,000,000 and $250,000 (the “Cash Incentive Payments”) on January 2, 2009 and January 4, 2010, respectively. The Cash Incentive Payments were disclosed in Current Report on Form 8-K filed with the SEC on December 1, 2008. The parties intended the Cash Incentive Payments to assist SRI in funding marketing and transition related expenses, including but not limited to, the cost of closing SRI’s disposable assembly plant in Plant City, Florida (“the “Plant City Facility”), the opening of depots in territories not served by SRI at the date of the Original Agreement, the hiring of sales and marketing personnel to support the Hybrid Preference Pack™ program, the cost of development of new marketing collateral and advertising, as well as other costs to support the Original Agreement. The funding does not commit SRI to any minimum purchase commitments and is only refundable in the event of a change in control of SRI.

SRI closed the Plant City Facility in January 2009 and incurred total costs of approximately $521,000 attributable to the closure. The costs related directly to the Plant City Facility closing included a corresponding reduction resulting from the reimbursement of those costs from Cardinal in accordance with FASB Accounting Standards Codification (“ASC”) 605-50-45-13b, Revenue Recognition: Customer Payments and Incentives, as “a reimbursement of costs incurred...shall be considered as a reduction of that cost when recognized.”

SRI will disclose the amount of the Cash Incentive Payments, the amount of costs incurred to close the Plant City Facility and the basis and rationale under the accounting literature for reporting such amounts, in all future filings, as well as in the footnotes to the financial statements, as applicable.

Securities and Exchange Commission

January 21, 2011

Liquidity and Capital Resources, page 22

5.	We note that cash used in investing activities was $9.0 million in 2008 and $7.5 million 2009. However, in 2010, you estimated that you would spend an aggregate of $6.1 million on property, plant and equipment and reusable surgical products, and instrument inventory. Tell us why your cash used in investing activities is decreasing year-over-year and whether you expect this trend to continue.

Response: Actual purchases of property and equipment, reusable surgical products and instruments may fluctuate from year to year and from SRI’s initial estimates depending on the changing needs of SRI’s operations, as well as changes in SRI’s customer base and the related mix of products used by SRI’s customers.

For the year ended December 31, 2010, purchases of property and equipment, reusable surgical products and instruments will be approximately $1.0 million, $5.4 million and $1.3 million ($7.5 million in total), respectively, compared to the initial estimates of $1.8 million, $3.1 million and $1.2 million ($6.1 million in total). The increase in 2010 purchases to $7.5 million from SRI’s initial estimate of $6.1 million is primarily due to an increased level of reusable surgical product purchases in 2010 related to new customers, as well as reusable surgical product purchases in anticipation of significant new customers, which SRI expects to begin servicing in the first half of 2011.

For the year ended December 31, 2009, property and equipment purchases increased approximately $190,000, reusable surgical product purchases decreased approximately $900,000 and instrument purchases decreased approximately $800,000, respectively for the year ended December 31, 2009 compared to 2008.

SRI anticipates its capital expenditures in future years will increase as revenues grow. SRI may also see an increase in purchases of raw materials for the Company’s reusable surgical products as one of its vendors may exit the medical market. As a result, SRI may need to purchase additional raw materials to meet future growth levels until a new supplier is located, validated and the appropriate FDA approvals are obtained.

Financial Statements

Notes to Financial Statements

Note B – Summary of Significant Accounting Policies

Revenue Recognition, page 32

6.	We note your statement on page 3 that your prior agreement with Cardinal Health was executed on a “consignment basis.” Notwithstanding, it appears that Cardinal was the exclusive supplier of your disposable surgical packs and the exclusive provider of a complete line of more than 400 disposable surgical kits. Additionally, you agreed to close the disposable accessory products facility in Plant City, Florida in connection with the agreement to source your disposable products through Cardinal Health.

Securities and Exchange Commission

January 21, 2011

It appears to us that the “consignment” terms are not substantive, considering that Cardinal is an exclusive provider of the products and SRI bears the risk of loss for inventory at its facility until it is shipped to the customer. Additionally, the products are only delivered by Cardinal via purchase order and there does not appear to be a provision for rights of return for products ordered after receipt by SRI. Accordingly, it is unclear why it was appropriate to account for products received from Cardinal Health on a consignment basis. Please provide us your rationale under the accounting literature. Additionally, explain to us the difference between “revenue actually billed to Hybrid Preference Pack customers instead of revenue actually received from such customers.”

Response: The amount of consignment inventory maintained by SRI at any given point in time was between $200,000 and $300,000. The consignment inventory was maintained for new HPP customers (i.e., new customers after the Original Agreement was executed between SRI and Cardinal). While inventory was shipped to SRI based on a purchase order, the Original Agreement specified that title to the disposable surgical pack (consignment) inventory did not pass to SRI at any point in time and SRI did not owe Cardinal for the consigned inventory shipped to HPP customers until cash collection occurred. SRI had the right to return any consigned inventory to Cardinal that was not sold; therefore, Cardinal maintained a substantial amount of inventory risk under the Original Agreement. SRI’s accounting for the inventory and liability to Cardinal was under the guidance contained in Statement of Accounting Concept No. 6, Elements of Financial Statements (“Con 6”). Under Con 6, paragraph 26, an asset is recognized when “three essential characteristics” are present: “(a) it embodies a probable future benefit…(b) a particular entity can obtain the benefit… and (c) the transaction or other event giving rise to the entity’s right to…the benefit has already occurred.” As indicated above, title to the consignment inventory remained with Cardinal at all times and all future benefits belonged to Cardinal; therefore, SRI did not have an asset to report in its balance sheets. Under paragraph 36 of Con 6, “a liability has three essential characteristics: (a) it embodies a present duty…that entails settlement by probable future transfer or use of assets at a specified or determinable date…,(b) the duty or responsibility…leaves little or no discretion to avoid the future sacrifice, and (c) the transaction or other event obligating the entity has already happened.” As SRI did not take title to the assets at any point in time, and it was not obligated to Cardinal until collection occurred, SRI accounted for the disposable surgical pack inventory as consignment inventory.

Securities and Exchange Commission

January 21, 2011

SRI’s comment in its filing “revenue actually billed to Hybrid Preference Pack customers instead of revenue actually received from such customers” relates to SRI’s recognition of a liability to Cardinal under the Amended Agreement. Amounts due to Cardinal for the consignment products under the Original Agreement were based on cash actually received from the customer (actual cash collections). If a customer did not pay all or part of an invoice SRI’s liability to Cardinal would be based on actual cash collections, not on the amount invoiced to the customer. Under the Amended Agreement, which is explained in more detail below, SRI’s relationship with Cardinal is consistent with its standard vendor relationship. SRI takes title to products upon delivery to the Company’s facilities and assumes risk of loss. As a result, SRI is liable to Cardinal at the time of delivery to SRI, without regard to SRI’s ability to collect the sales price from the customer.

7.	Additionally, tell us how you accounted for the sales of your products pursuant to a separate four-year national brand distribution agreement with Cardinal Health’s medical and surgical supply chain business which appoints Cardinal as a non-exclusive authorized distributor or your products.

Response: SRI sells products to Cardinal Distribution under the national brand distribution agreement. Like all service agreements signed by our customers, revenue is recognized when products are delivered and the customer accepts delivery as evidenced by a signed and dated packing slip. Products not accepted are deducted from the order before an invoice is generated. SRI’s accounting for sales to Cardinal Distribution are consistent with the Company’s standard revenue recognition policy.

8.	Tell us in detail how you account for your arrangements with Aesculap and Standard Textile and your rationale under the accounting literature. We note your disclosure on page 15 that Aesculap owns the instruments and receives an agreed upon fee.

Response:

Aesculap

SRI previously responded to this point with respect to a prior year SEC comment letter, dated March 31, 2005. SRI’s agreement with Aesculap provides for Aesculap to furnish and repair instruments that we deliver to our customers. SRI furnishes its hospital customers with all surgical products that the hospital’s staff needs to perform surgical procedures, including non-power instruments, in a pack or a cart, for a combined “per procedure” cost. SRI offers its customers all of the reusable and disposable products, including instruments, which they need for surgical procedures and arranges for SRI to deliver, retrieve, and reprocess (including sterilizing) surgical gowns, instruments, and other reusable product components. Aesculap repairs damaged instruments as requested by SRI, but otherwise does not handle the instruments or play any role in delivering them to our customers.

Securities and Exchange Commission

January 21, 2011

Based on the criteria specified in ASC 605-45, SRI acts as the principal in the arrangement with our customers and reports the revenue gross for the comprehensive surgical procedure-based delivery and retrieval service. The third party agent fee charged to SRI by Aesculap is included in cost of revenues in the statements of operations. The criteria considered in reaching this conclusion are as follows:

Indicators of gross revenue reporting include:

Primary obligor – SRI is the primary obligor. SRI provides delivery and retrieval, reprocessing, order processing and billing and collection services to its customers. Aesculap provides the instruments to SRI and also repairs the instruments, as needed, under its agreement with SRI. From the customer’s perspective, the primary (and only) obligor is SRI, because the service agreement is between the customer and SRI and the customer has no direct recourse to Aesculap. SRI is obligated to pay this usage fee to Aesculap, whether or not the customer pays its bill for the service. Even though SRI does not have title to the instruments, it is solely responsible for fulfillment, including the acceptability of the product and service ordered by the customer. SRI has the risks and rewards of a principal in this transaction.

General inventory risk before customer order is placed – SRI bears the cost of processing and readying the product for shipment. SRI is at risk for costs incurred in connection with the services provided, should the customer not accept the product. SRI’s delivery and processing costs for a product that is not accepted will not be reimbursed, or provide any benefit to a subsequent product.

Establishing the sales price – SRI has sole authority and latitude in establishing the price charged to the customer; however, SRI considers the negotiated fee paid to Aesculap in the ultimate sales price to the customer.

Determination of product or service specifications – SRI determines the product specifications required by its customers. SRI’s services, as noted above, add value to the instruments that are ultimately provided to the customer. SRI provides the delivery and reprocessing service to the customer in an arrangement that benefits and is valuable to the customer. SRI customers purchase this arrangement because they need and want the combined package of products, service, and value that SRI offers.

Physical inventory loss risk – SRI is at risk for instruments that are lost, stolen or damaged beyond repair, if it is determined that SRI was at fault. As noted above, SRI is always at risk for its delivery and reprocessing costs. In addition, SRI is solely responsible for collecting monies from its customers for any loss or damage of the instruments caused by its customers. SRI is ultimately responsible for any loss or damage to the instruments if SRI is at fault, as well as when the customers refuse to pay for damages or losses of instruments.

Securities and Exchange Commission

January 21, 2011

Credit risk – SRI is responsible for the fulfillment, delivery, billing and collections in all cases. SRI bears all credit risk for accounts receivable, as Aesculap does not have customer credit risk in collecting its usage fee. SRI owes Aesculap the usage fee regardless of whether or not SRI collects from the customer.

Indicators of net revenue reporting include:

Primary obligor – SRI is the primary obligor. SRI provides delivery and retrieval, reprocessing, order processing and billing and collection services to its customers. Aesculap provides the instruments to SRI and also repairs the instruments, as needed, under its agreement with SRI. From the customer’s perspective, the primary (and only) obligor is SRI, because the service agreement is between the customer and SRI and the customer has no direct recourse to Aesculap. SRI is obligated to pay this usage fee to Aesculap, whether or not the customer pays its bill for the service. Even though SRI does not have title to the instruments, it is solely responsible for fulfillment, including the acceptability of the product and service ordered by the customer. SRI has the risks and rewards of a principal in this transaction.

Amount company earns is fixed – SRI’s earnings under the arrangement are not fixed, but rather depend on the price from its customers and the amount due to Aesculap. The amount due to Aesculap is determined based on the fixed cost negotiated with Aesculap.

Credit risk – SRI bears all credit risk associated with Aesculap related sales. SRI is responsible for the fulfillment, delivery, billing and collections in all cases. SRI bears all credit risk for accounts receivable, as Aesculap does not have customer credit risk in collecting its usage fee. SRI owes Aesculap the usage fee regardless of whether or not SRI collects from the customer.

Based on these factors and in accordance with ASC 605-45, SRI acts as the principal in the arrangement with Aesculap and reports the revenue gross for the comprehensive surgical procedure-based delivery and retrieval service.

Standard Textile

Standard Textile is a supplier of SRI’s reusable linen products (gowns, towels and drapes). SRI and Standard Textile are currently operating on a month-to-month basis as our long-term supplier agreement expired in August 2008. SRI orders and receives reusable linen products and pays Standard Textile based on the type of product received, in accordance with a purchase order. The reusable linen items are capitalized and included in the reusable surgical products (“RSP”) category in our balance sheet and amortized each time the product is used by a customer with the amortization being recognized in our cost of revenues in the statement of operations.

Securities and Exchange Commission

January 21, 2011

Form 10-Q for the Quarter Ended June 30, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 11

9.	Please tell us your basis of financial reporting and your rational under the accounting literature for the $1 million payment received in January 2009 and the $250,000 payment received in January 2010 from Cardinal Health under the terms of the Co-Marketing Agreement. Please expand your disclosure in future filings here and in the notes to the financial statements and provide us with your proposed expanded disclosure.

Response: As mentioned above, the Company accounted for the Cash Incentive Payments received from Cardinal on the basis of ASC 605-50-45-13b, as “a reimbursement of costs incurred...shall be considered as a reduction of that cost when recognized.” The parties intended for the Cash Incentive Payments to assist SRI in funding marketing and transition related expenses, including the cost of closing the Plant City Facility, the cost of hiring new sales and marketing professionals, the opening of depots in territories not served by SRI at the date of the Original Agreement, the cost of development of new marketing collateral and advertising, as well as other costs to support the Original Agreement. The Cash Incentive Payments received in January 2009 and 2010 were initially recorded as other accrued expenses in the Company’s balance sheet and were reduced in the period expenses were incurred to support the Cardinal Agreements. An example is the closure of the Plant City Facility as noted above. Another example is the hiring of a sales vice president and a marketing professional to support the Cardinal Agreements. The sales vice president was hired in a region where SRI did not have management oversight into the marketplace, as well as overseeing new regional opportunities in the Northeast. The marketing professional was hired to support the development of new marketing materials to promote the HPP offering. These professionals were hired to support the agreement and their costs were offset against the Cardinal payment in the period the costs were incurred.

We propose the following expanded disclosure in order to further explain the use of the Cash Incentive Payments received from Cardinal.

“Under the terms of the Co-Marketing Agreement with Cardinal, we received payments of $1 million and $250,000 in January 2009 and 2010, respectively, which were initially recognized in other accrued expenses in our balance sheets. The amounts received from Cardinal were intended to reimburse us for certain expenses incurred for marketing and sales, opening depots in territories not currently served by us, and to close our disposable products assembly plant located in Plant City, Florida. During the periods (or years) ended ______ and _______, we incurred costs of $_______ and $            , respectively, related to certain costs, including severance, asset disposal and other costs, associated with the closing of our disposable assembly facility. The costs directly associated with the plant closing were applied against the payment received from Cardinal. Additionally, during the periods (or years) ended ______ and _______, we incurred costs of $_______ and $            , respectively, related to the hiring of sales and marketing professionals to support the agreement, as well as software development, training and management sessions in a effort to support the agreement. The direct costs incurred in support of the agreement with Cardinal were applied against the payment received from Cardinal.”

Securities and Exchange Commission

January 21, 2011

Form 10-Q for the Quarter ended September 30, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Gross Profit, page 16

10.	We note your disclosure that the disposable products purchased under the Hybrid Preference Pack program have lower margins as you do not incur any direct production costs. Instead the margins you receive are to compensate you for your product handling costs, as well as risk of non-collection. Prior to February 2010, you received the disposable packs contained in the Hybrid Preference Packs on consignment from Cardinal and, therefore, you did not recognize gross revenues or costs associated with these disposable packs. Under the terms of the amended agreement, effective February 2010, you now purchase the disposable packs from Cardinal and therefore recognize all associated revenues and costs of the Hybrid Preference Pack and are responsible for the risk of collection. Referring to your basis in the accounting literature, tell us why you are now recognizing revenues on a gross basis. We refer you to Article 9.3b of the arrangement found in Exhibit 10.36 to the Form 10K for December 31, 2009. It appears to us that SRI should recognize revenues on a net basis since it receives a residual amount (i.e., net of amounts due to Cardinal). Cardinal appears to be the principal in the arrangement since it has influence on product pricing and additionally, is entitled to a preset or guaranteed return as a percentage of the selling price.

Response: As noted above, effective February 2010, SRI began purchasing from Cardinal disposable packs used in the HPP. The revenue associated with the disposable packs is recognized as gross revenue and the related costs of the disposable packs are recognized as cost of revenues in SRI’s statements of operations. While SRI and Cardinal use a coordinated effort to sell the HPP and while there is a fixed percentage of profit associated with the disposable surgical packs included in the HPP, SRI is the principal in the HPP arrangements for the following reasons, as further discussed below in accordance with ASC 605-45.

•	SRI is the primary obligor to its customers for all product shipped,
•	SRI bears the general risks of carrying inventory,
•	SRI ultimately sets the sales price of the HPP,

Securities and Exchange Commission

January 21, 2011

•	SRI contributes significantly to product specification considerations,
•	SRI bears the risk of physical loss of inventory, and
•	SRI bears all credit risk associated with an HPP sale.

Specifically, SRI arrived at this accounting treatment based upon the Amended Agreement and our application of guidance contained in ASC 605-45. As noted below, SRI considered all of the factors contained in ASC 605-45-45 in reaching this conclusion.

Indicators of gross revenue reporting include:

Primary obligor – SRI is the primary obligor to the customer as the contract is between SRI and the customer. SRI is responsible for processing the customer order, fulfillment, delivery, billing, collections and customer service for all product delivered to the customer. SRI is the customer’s primary contact for issues related to the customer’s order.

General inventory risk before customer order is placed – SRI bears general inventory risk before a customer order is placed. SRI purchases the disposable packs from Cardinal and takes title to the disposable packs upon receipt at an SRI facility. SRI typically maintains four to eight weeks of disposable pack inventory in its facilities. SRI assembles the disposable packs with the reusable packs in its facilities in order to create a HPP that is delivered to the customer.

Establishing the sales price – SRI is responsible for establishing the HPP sales price. A single sales price is charged to the customer for the HPP, and even though Cardinal has the ability to suggest a price or range of prices for the disposable pack components, SRI has the ultimate authority to set the price for the HPP under the terms of the Amended Agreement.

Determination of product or service specifications – SRI is intimately involved with the determination of product or service specifications at the time the HPP components are being configured to order fulfillment. SRI purchases disposable surgical pack inventory from Cardinal and stores that inventory in its facilities until ordered by the customer. When the order is received by SRI, SRI performs a service by combining the reusable surgical packs with the disposable surgical packs into the HPP and then delivering the HPP to the customer.

Physical inventory loss risk – SRI is responsible for physical inventory loss risk, as title to the disposable packs passes from Cardinal to SRI at the time of receipt at an SRI facility. Additionally, SRI assumes inventory risk, including physical loss, and is responsible and liable for damage or loss to the inventory.

Credit risk – SRI is entirely responsible for credit risk. SRI is solely responsible for accounts receivable collections and is liable to Cardinal for the purchased disposable packs regardless of whether SRI is ultimately able to collect from its customers.

Securities and Exchange Commission

January 21, 2011

Indicators of net revenue reporting include:

Primary obligor – As indicated above, SRI is responsible for processing the customer order, fulfillment, delivery, billing, collections and customer service for all product delivered to the customer. SRI is the customer’s primary contact for issues related to the customer’s order.

Amount company earns is fixed – A single sales price is charged to the customer for the HPP. Under the Amended Agreement, SRI has the ultimate authority to set the price for the HPP. The fixed margin on the disposable surgical packs, under the Amended Agreement, is primarily related to the additional risks SRI did not have under the Original Agreement – namely title to the disposable packs and the associated risks with owning the inventory, as well as risk of collection for the full sales price (credit risk).

Credit risk – SRI is responsible for the fulfillment, delivery, billing and collections of all HPP to its customers. SRI bears all credit risk for accounts receivable collections and is liable to Cardinal for the purchased disposable packs regardless of whether SRI is ultimately able to collect from its customers.

Under Section 9.3(b) of the Amended Agreement, SRI is entitled to receive a fixed percent of the sales price component associated with the disposable packs contained in the HPP; however, considering all of the facts and circumstances surrounding the Amended Agreement, SRI is the principal in the arrangement and should report revenues gross because SRI (i) takes title to the disposable packs, (ii) is responsible for physical inventory loss risk, (iii) is responsible for order fulfillment to the customer, (iv) delivers the product to the customer, (v) interacts daily with the customer, (vi) is ultimately responsible for setting the HPP sales price, and (vii) assumes credit risk. The value to the customer of the HPP is the convenience of combining both the reusable and disposable packs into a single product. SRI does not separately sell disposables packs to HPP customers outside of a HPP. SRI is not a reseller, broker or agent for Cardinal’s disposable products. After considering the accounting guidance and all of the facts, as noted above, SRI is properly accounting for the HPP gross revenues under the guidance of ASC 605-45.

Financial Statements

Notes to Financial Statements

Note F – Third Quarter 2009 Adjustments, page 10

11.	We note your disclosure. Please provide us with your materiality analyses disclosed on page 11.

Securities and Exchange Commission

January 21, 2011

Response: SRI completed a thorough analysis, in October 2009, of the differences noted in order to properly assess the materiality of the differences. The below response summarizes the principal considerations taken into account in order to properly analyze and assess the differences in accordance with the guidance set forth by the SEC. To assess materiality, SRI used the guidance provided by the SEC, as well as other authoritative literature.

Pursuant to the guidance in SEC Staff Accounting Bulletin (“SAB”) 108 and other applicable literature, SRI analyzed the differences and their impact on financial statements based on both the rollover and iron curtain methods of determining qualitative materiality. The rollover method quantifies the impact of the differences based on the amount by which the income statement is actually misstated, which includes the reversing effect of any prior errors. The iron curtain method quantifies the differences based on the amount by which the income statement would be misstated if the accumulated amount of the errors that remain in the balance sheet were corrected through the income statement of that period.

Registrants “must” quantify the impact of correcting all misstatements on the current year financial statements. This is accomplished by using both of the methods noted above during the assessment. If either method deems a correction to be material, considering all relevant quantitative and qualitative factors, a registrant’s financial statements would require a correction.

SAB 99, Materiality, presents a balanced approach with respect to assessing materiality, including the interaction of quantitative and qualitative considerations in making materiality judgments. SEC guidance states that a materiality evaluation must be based on all relevant quantitative and qualitative factors. As defined by the SEC in SAB 99, “a matter is material if there is a substantial likelihood that a reasonable person would consider it important.” SAB 99 emphasizes the importance of not relying solely on a percentage threshold in the analysis of whether an error is material to the financial statements. Exclusive reliance on “any percentage has no basis in the accounting literature or the law.” Quantifying the error as a percentage is the beginning of the entire assessment; however, a full assessment of all relevant considerations needs to be completed prior to a final decision. The SAB goes on to elaborate that the “substantial likelihood” criteria should take into account the “total mix” of “surrounding circumstances” and whether or not all of the facts and circumstances when considered in light of the differences would have “significantly altered” the decision of a reasonable person.

SAB 99 recommends that “registrants…should consider the effect of the misstatement on subtotals and totals.” In its assessment, SRI identified the totals and subtotals, as well as other key elements that are most meaningful to its financial statement users to include net income (loss), income (loss) per share, earnings (loss) before interest taxes depreciation and amortization (EBITDA), cash flows from operations, total assets, and shareholders’ equity. SRI strongly considered impacts on EBITDA because of the nature of its business and because EBITDA is the primary operating measure used in its credit facility.

Securities and Exchange Commission

January 21, 2011

An analysis of EBITDA showed changes that were immaterial both quantitatively and qualitatively throughout the assessment. The impact on SRI’s EBITDA results would be 1.0% for 2009, 2.0% for 2008, 0.3% for 2007 and 0.8% for 2006. The differences do not change SRI’s cash flows from operations. Total assets and shareholder’s equity only show minor changes – ranging from 0.1% to 0.5% for total assets and 0.1% to 1.4% for shareholder’s equity.

SRI noted that the largest impact of the differences was to its net loss. Recording the differences in the years they impact would change SRI’s 2008 reported net loss of $2.6 million to $2.8 million (a change of 9.9%), its 2007 reported net loss of $3.2 million to $3.5 million (a change of 9.1%) and its 2006 reported net loss of $2.0 million would have stayed approximately the same at $2.0 million (the change would have been 2.0%). See below for the effect of recognizing the cumulative differences in 2009. These percentages are more than inconsequential, but they were not deemed to be material given the reported level of losses incurred in those years and the fact that the differences would not impact any trends in financial results. Once again, SRI’s reported losses in 2008, 2007 and 2006 were $2.6 million, $3.2 million and $2.0 million, respectively; however, these losses do not display any consistent trends.

Recording the cumulative differences that existed at the end of 2008 in 2009 changed SRI’s forecasted full year 2009 net loss (at the time the assessment was performed) by 27.7% resulting in a forecasted net loss of $2.7 million, up from $2.1 million. SRI’s actual reported loss in 2009, including the cumulative differences noted above, was $3.8 million.

From a qualitative perspective, SRI considered numerous factors in its evaluation of the materiality of the differences noted. SRI considered the following factors and noted the following during its assessment:

•	Whether the misstatement makes a change in earnings or other trends.
o	As noted above, SRI incurred significant losses in all years impacted by the differences and there are no consistent trends in its loss history.
•	Whether the misstatement hides a failure to meet analysts’ consensus estimates for the enterprise.
o	Analysts do not cover SRI’s stock, so there are no consensus estimates regarding its performance.
o	SRI did not have an established market for its stock. Through September 30, 2009 and for the years ended December 31, 2008, 2007 and 2006, it was noted that there were 48 trading days, 101 trading days, 53 trading days, and 63 trading days, respectively, of no activity (i.e., zero trades) in the Company’s stock.

Securities and Exchange Commission

January 21, 2011

o	Announcements by SRI did not generate significant increased activity in its stock.
•	Whether the misstatement changes a loss into income or vice versa.
o	The losses in 2006 through June 30, 2009 were substantial and the additional expense associated with the differences do not significantly change the overall effect of the losses (i.e., even a large percentage difference in SRI’s losses did not appear to alter investment decisions given that SRI’s business had continually experienced significant losses and such differences did not change any trends or characteristics of its losses).
•	Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.
o	SRI does not have segments.
•	Whether the misstatement affects the registrant’s compliance with regulatory requirements.
o	SRI did not have any regulatory related compliance requirements that would be impacted.
•	Whether the misstatement has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation.
o	The differences did not have any impact on management’s compensation.
•	Whether the misstatement involves concealment of an unlawful transaction.
o	None of the differences involve concealment.
•	Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements.
o	Since the beginning of 2006 through June 2008 (the quarter before SRI’s new bank agreement), the Company failed to meet the required covenants in seven (7) of the 10 quarters. SRI was able to obtain waivers from its lenders, which included its existing lender, in each and every instance of non-compliance. The covenants were recalculated under the terms of the prior loan agreement. The differences noted would not have changed the outcome of the prior covenant calculations. In August 2008, SRI signed a new long-term agreement with its current lender. Under this agreement, SRI has two covenants to comply with at any point in time. SRI evaluated the impact on past covenants under the agreement and did note that the Tangible Net Worth covenant requirement would not have been satisfied in February, March, July or August of 2009; however, the Fixed Charge Coverage Ratio would not have changed. SRI also noted that the items included in the assessment were primarily non-cash related (on a current and go-forward basis) and have little to no effect on the Company’s EBITDA or cash flow from operations – the two primary measurement criteria used by its lender. SRI discussed the item with its lender, prior to the release of its third quarter 2009 earnings and SRI obtained a waiver prior to the filing of its third quarter 2009 results, as disclosed in the filing.

Securities and Exchange Commission

January 21, 2011

Additional relevant qualitative considerations were considered by SRI in its comprehensive assessment of materiality. As a publicly traded company, a primary user of our financial statements is the investing public. As noted above, SRI considered the impact its announcements and reports have on the level of share activity and closing share price on and around SRI’s announcement dates. The Company also compared the net losses reported in the past with its closing share price, as well as its closing share price to the Russell 2000 index, to determine if there is any correlation.

Stock trading volumes usually increase around each earnings release date or other significant announcement. SRI assessed the activity in its stock by looking at each release date in 2006 through late 2009 to determine if there was a noticeable increase in trading volume resulting from the announcements during that time period. SRI’s assessment looked at the level of trading activity during a five day period on and around the release date (two days before the release date, the release date itself and two days after the release date). SRI also included the range of share prices during each five day window; however, it should be noted that even a small number of shares can significantly influence the Company’s stock price. SRI’s average daily trading volume in 2006 was 6,930 shares, 2007 – 5,956 shares, 2008 – 3,369 shares; and 2009 – 8,574 shares (through October 23, 2009). There were a couple of periods in which volume was higher than the average daily trading volume; however, the lack of any consistent increase in activity led SRI to believe that its announcements did not have any significant impact. It should also be noted that in many cases the actual trades on and around SRI’s earnings release dates were lower than average volumes during the periods noted. SRI measured the correlation between its reported net loss during the appropriate period and the closing share price. The correlation between SRI’s share price and its reported net loss was 0.110 which is not statistically different from zero indicating there was no relationship between the Company’s share price and its reported net loss.

SRI also compared its closing stock price to the Russell 2000 Index closing price to determine if there was any correlation between the two (i.e., does SRI’s stock just follow the general market given the lack of activity on and around its announcement dates). The same period was utilized in its determination (each release date in 2006 through late 2009). It was noted that there was a strong and positive correlation between SRI’s share price and the Russell 2000 Index at 0.867 and the correlation was statistically significant as it indicates that the Company’s stock price followed the market in general.

Even though SRI’s stock was thinly traded, there was still a correlation between its stock price and the Russell 2000 Index (the general market); however, SRI’s financial results (earnings announcements) did not have any significant relationship to the Company’s stock price. That was evidenced by an increase in SRI’s stock price during continued reported loss periods from Q4 2006 thru Q1 2007 and then again from Q4 2008 through Q2 2009.

Securities and Exchange Commission

January 21, 2011

Based on the relevant quantitative and qualitative factors analyzed, SRI did not believe there was a substantial likelihood that a reasonable person would have been influenced by the differences identified. As a result, SRI deemed the differences to be immaterial and recorded the noted differences in its 2009 financial statements.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes that the foregoing responds fully to each of the questions in the Staff’s December 27, 2010 Comment Letter. If you have any questions about our responses or need additional information, please contact the undersigned at (813) 891-9550.

Respectfully submitted,

/s/ Mark R. Faris

Mark R. Faris

Chief Financial Officer